DYNAVAX
DYNAVAX TECHNOLOGIES
2929 SEVENTH STREET, SUITE 100
BERKELEY, CALIFORNIA 94710
November 30, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Dynavax Technologies Corporation (the “Company”) Form S-3 Registration Statement (File No. 333-147455)
Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 26, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 originally filed with the Commission on November 16, 2007 (the “Registration Statement”). We understand that the Commission has limited its review of the filing solely to our pending application for confidential treatment and signatures to the Registration Statement, and has notified us that any outstanding issues with respect to our confidential treatment request must be resolved prior to requesting acceleration of the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.
Staff Comments and Company Responses
Signatures
1.	Please revise the registration statement to include the signatures of the individuals required to sign the registration statement. The registration statement should be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to signatures on Form S-3.
Response: We filed Amendment No. 1 to the Registration Statement on November 30, 2007 solely for the purpose of amending the signature page to correct an inadvertent omission.
With respect to the confidential treatment request, we received a no-review letter from the Commission dated November 29, 2007.
Accordingly, the undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 2:00 p.m. Eastern Time Tuesday, December 4, 2007 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
DYNAVAX TECHNOLOGIES CORPORATION

By:	/s/ Deborah A. Smeltzer

Deborah A. Smeltzer Vice President, Operations and Chief Financial Officer

cc:	Robert L. Jones, Esq. Glen Sato, Esq.